Todd Shipyards Corporation Announces Quarterly Financial Results for October 3, 2004

VIA FACSIMILE CONTACT: SUMMER O'CONNOR

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(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...November 4, 2004...Todd Shipyards Corporation (the "Company") announced financial results for the second quarter ended October 3, 2004. In accordance with the Company's policy of ending its fiscal year on the Sunday nearest March 31, the Company's fiscal year 2005 will end on April 3, 2005 and include 53 weeks. Accordingly, the Company's quarter ending October 3, 2004 contains 14 weeks rather than the 13 week duration of the prior quarterly periods to which this year's second quarter results are compared.

For the quarter, the Company reported net income of $2.4 million or $0.43 per diluted share on revenue of $36.6 million. For the six month period then ended, the Company reported net income of $3.7 million or $0.65 per diluted share on revenue of $68.7 million. For the prior year second quarter ended September 28, 2003, the Company reported net income of $2.0 million or $0.35 per diluted share on revenue of $44.4 million. For the six month period then ended, the Company reported a net loss of $0.2 million or ($0.05) per diluted share on revenue of $65.6 million.

The Company's second quarter revenue of $36.6 million reflects a decrease of $7.8 million (17.6%) from the same period last fiscal year. The quarter-to-quarter decrease is primarily attributable to lower Navy volumes related to the transfer of AOE work to MSC, partially offset by increases in other Navy work, and lower volumes of US Coast Guard and commercial ship repair activity. Revenues for the first six months of fiscal year 2005 of $68.7 million reflect an increase of $3.1 million (4.8%) from fiscal year 2004 comparable periods. The increase in the first six months of fiscal year 2005 is attributable to higher Navy work volumes, partially offset by lower volumes of US Coast Guard and commercial ship repair activity.

For the quarter ended October 3, 2004, the Company reported operating income of $3.2 million. In the prior year quarter ended September 28, 2003, the Company reported operating income of $2.6 million. The increase in operating income for the second quarter of fiscal year 2005 from the second quarter of fiscal year 2004 is attributable to an increase in work for the Navy.

For the six month period then ended, the Company reported operating income of $4.9 million, an increase of $6.0 million from operating income reported during the comparable prior six month period. As previously reported, the increase in operating income during the first six months of fiscal year 2005 is attributable to two factors. First, the above mentioned increase in Navy work volumes. Second, the $2.5 million charge that was recorded in the first quarter of fiscal year 2004 related to the unanticipated bankruptcy of one of the Company's former workers compensation carriers.

For the second quarter and six month periods ending October 3, 2004, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.2 million and $0.4 million, respectively. During the same periods ending September 28, 2003, the Company reported net gains on the sale of available-for-sale securities, investment income and other income of $0.4 million and $0.7 million, respectively.

For the quarter ended October 3, 2004, the Company recorded $1.0 million in federal income tax expense. During the six month period then ended, the Company recorded $1.7 million in federal income tax expense. During the same periods ended September 28, 2003, the Company recorded $1.0 million in federal income tax expense and a $0.1 million in federal income tax benefit, respectively.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Periods ended October 3, 2004 and September 28, 2003
(in thousands of dollars, except per share data)
	Quarter Ended		Six Months Ended
	10/03/04	09/28/03	10/03/04	09/28/03

Revenues	$36,620	$44,433	$68,715	$65,571

Operating expenses:
Cost of revenues	23,978	31,092	45,364	48,700
Administrative and manufacturing
overhead expenses	9,323	10,758	18,339	18,176
Environmental reserve provision	125	0	125	0
Other - insurance settlements	(38)	(36)	(54)	(204)
Total operating expenses	33,388	41,814	63,774	66,672

Operating income (loss)	3,232	2,619	4,941	(1,101)

Investment and other income	220	234	406	549
Gain on sales of
available-for-sale securities	(8)	168	(8)	186

Income (loss) before income taxes	3,444	3,021	5,339	(366)
Income tax (expense) benefit	(1,014)	(1,041)	(1,687)	126

Net income (loss)	$2,430	$1,980	$3,652	($240)

Net income (loss) per Common Share:
Diluted	$0.43	$0.35	$0.65	($0.05)

Number of shares used in the
calculation of earnings per share
(thousands)	5,626	5,586	5,632	5,286

A copy of the Company's financial statements for the quarter and six-months ended October 3, 2004 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. This earnings report should be read in conjunction with the Company's Form 10-Q .

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
October 3, 2004 and March 28, 2004
(in thousands of dollars)
	10/03/04	03/28/04
	(Unaudited)	(Audited)
ASSETS
Cash and cash equivalents	$5,542	$1,328
Securities available-for-sale	30,255	30,682
Accounts receivable, net	11,180	7,630
Insurance receivable - current	14,433	13,500
Other current assets	11,142	17,690
Total Current Assets	72,552	70,830

Property, plant and equipment, net	27,255	28,244
Deferred pension asset	28,642	28,725
Insurance receivable	14,215	15,748
Other long-term assets	3,771	4,355
Total Assets	$146,435	$147,902

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
accruals including taxes payable	$13,386	$17,012
Environmental and other reserves - current	14,433	13,500
Other current liabilities	3,416	3,956
Total Current Liabilities	31,235	34,468

Environmental and other reserves	17,046	18,511
Accrued post retirement benefits	15,545	15,791
Other non-current liabilities	8,669	7,761
Total Liabilities	72,495	76,531

Total Stockholders' Equity	73,940	71,371
Total Liabilities and
Stockholders' Equity	$146,435	$147,902

A copy of the Company's financial statements for the quarter and six-months ended October 3, 2004 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. This earnings report should be read in conjunction with the Company's Form 10-Q ..